Exhibit 99.1

 PRESS RELEASE

BROOKFIELD BUSINESS PARTNERS REPORTS
  FIRST QUARTER 2017 RESULTS

Brookfield, News, May 8, 2017 – Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) ("Brookfield Business Partners") announced today financial results for the quarter ended March 31, 2017.
	Three months ended March 31
US$ millions (except per unit amount), unaudited	2017	2016
Net income (loss) attributable to unitholders[1]	$66	$(5)
- per unit[2]	$0.61	n/a
Company FFO[1,3]	$95	$37
- per unit[2]	$0.88	n/a

Brookfield Business Partners reported net income attributable to unitholders for the quarter ended March 31, 2017 of $66 million ($0.61 per unit), compared to a loss of $5 million in 2016. We generated Company Funds from Operations ("Company FFO") totaling $95 million ($0.88 per unit) for the quarter, compared to $37 million in 2016. Our results benefited from a gain on the sale of our bath and shower manufacturing operations.

"We had an active first quarter, signing the acquisition of Greenergy, selling our bath and shower manufacturing operations for a sizable gain, and maintaining momentum on a number of strategic initiatives to support the growth of our business," said Cyrus Madon, CEO of Brookfield Business Partners. "After the quarter, we completed the acquisition of BRK Ambiental and announced an agreement to acquire the Loblaw gas station operations. Looking ahead, we see a favorable environment for Brookfield Business Partners given strengthening market conditions, a strong balance sheet and ample liquidity, all of which will help us deliver on planned initiatives and pursue growth opportunities."

Operational Update

The following table presents Company FFO by segment:
	Three months ended March 31
US$ millions, unaudited	2017	2016
Business Services	$4	$2
Construction Services	(3)	22
Energy	20	18
Industrial Operations	79	(5)
Corporate and Other	(5)	-
Company FFO[1,2]	$95	$37

Our business services segment generated Company FFO of $4 million in the first quarter of 2017, compared to $2 million in the same period in 2016. We are starting to recognize the benefit of the two acquisitions completed in our facilities management business in 2016 and have also seen a modest improvement in our real estate services businesses, with an early start to the spring selling season. The positive contributions from these businesses were partially offset by a slow start to the year in our financial advisory business, which tends to fluctuate from quarter to quarter.

Our construction services segment contributed negative $3 million of Company FFO in the quarter, compared to $22 million in 2016, as margin compression on three Australian projects offset the positive contribution from the remainder of our portfolio. We currently have over 100 projects under construction, and although the negative impact of these three projects lowered the current quarter's results, we are confident with the projects across our diversified business. We continue to replenish our workbook and secured $500 million of new work in the quarter. Our backlog remains strong at approximately $7.3 billion, as we continue to win sizable projects across each of our primary operating regions.

Our energy segment generated Company FFO of $20 million during the quarter compared to $18 million in 2016, and included $10 million of gains on the monetization of our remaining high yield debt position. Results from our Canadian operations have improved with higher commodity prices during the quarter and we continue to benefit from the active cost management and operational improvements made over the past few years. Our Australian energy operation continues to benefit from its large hedge position for oil and long term fixed price contracts for gas with our customers. Our Australian energy operation paid a $250 million dividend, or $25 million net to Brookfield Business Partners, during the first quarter. Since our acquisition in June 2015, we have recovered approximately half of our capital invested in this operation.

Our industrials segment generated Company FFO of $79 million during the first quarter, compared to a loss of $5 million in 2016. The monetization of our bath and shower manufacturing operations, Maax Bath Inc. and Maax Spas Industries Corp. ("Maax") generated approximately $140 million of cash proceeds for Brookfield Business Partners and resulted in an $82 million gain for unitholders. We continue to focus on operational restructuring efforts at our graphite electrode manufacturing operation, GrafTech International Holdings Inc. ("GrafTech") and are beginning to benefit from these initiatives. Volumes and prices have improved significantly in 2017, but as graphite electrodes are primarily sold under annual fixed price contracts that are negotiated in the fourth quarter of each year in advance of delivery, recent spot price improvements are not expected to have a significant impact on 2017 results. Company FFO contribution from our palladium operations increased in the first quarter with the current rebound in the market price of palladium metal. We are selling forward the majority of our near term sales as a means to de-risk our cash flows.

Strategic Initiatives Update

Subsequent to the quarter end, together with our institutional partners, we completed the previously announced acquisition of a 70% controlling stake in the core water, wastewater and industrial water treatment business of Odebrecht Ambiental, for a total investment of $908 million. Upon close, we renamed the company BRK Ambiental. The investment is comprised of a payment of $768 million to the seller and approximately $140 million of additional capital contributed at closing to fund working capital requirements and support expected growth of the business. In addition, Brookfield Business Partners and its institutional partners also expect to purchase a direct interest in related assets held through a joint venture for $116 million. Brookfield Business Partners' share of capital invested at closing is approximately $340 million for an ownership interest in the business of 26%, and its share of the direct asset purchase is expected to total $44 million. A future payment to the seller of up to R$350 million (approximately $115 million at the current exchange rate) may be made if the business achieves certain performance milestones over the three years following closing.

During the first quarter of 2017, together with institutional partners, we entered into a definitive agreement to acquire an 85% controlling stake in Greenergy Fuels Holdings Ltd ("Greenergy") and expect to close the transaction imminently. Greenergy is a leading provider of road fuels in the U.K. with over 300 kT of biodiesel production capacity, significant import and storage infrastructure and an extensive distribution network which delivers over 18 billion liters of road fuels annually. The total equity commitment is approximately £210 million ($262 million), or £36 million ($45 million) at Brookfield Business Partners' proportionate share, representing an ownership in the company of 14%.

Subsequent to the quarter end, with our institutional partners, we entered into a definitive agreement with Loblaw Companies Limited ("Loblaw") to acquire its gas station operations for approximately C$540 million. Brookfield Business Partners expects to have an ownership interest in the business of approximately 25%. The gas station network is one of the largest in Canada, consisting of 213 stations and associated convenience kiosks adjacent to Loblaw-owned grocery stores. We are entering into an agreement with Imperial Oil to rebrand the gas station portfolio to the Mobil fuel brand, to ensure we have a highly competitive source of fuel supply across the country. The transaction is expected to close in the third quarter of this year.

Distributions

The Board of Directors of the General Partner of Brookfield Business Partners (the "Board") has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2017 to unitholders of record as at the close of business on May 31, 2017.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners' Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings/financial-reports.

– ends –

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with approximately $250 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Jardine Tel: (416) 269-2629 Email: courtney.jardine@brookfield.com

Conference Call and First Quarter 2017 Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners' 2017 first quarter results as well as the Letter to Unitholders and Supplemental Information on our website at https://bbu.brookfield.com

The conference call can be accessed via webcast on May 8, 2017 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Password 1212#).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This press release contains references to Company FFO. When determining Company FFO, we include our unitholders' proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners' results include publically held limited partnership units, redemption-exchange units and general partnership units.

Notes:
1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.
2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield for limited partnership units, for the three months ended March 31, 2017 was 108 million. Per unit figures not included for the three months ended March 31, 2016 as no units were issued pre Spin-off.

3
Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on page 7 and 8 of this release.

Brookfield Business Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar. 31, 2017	Dec. 31, 2016

Assets
Cash and cash equivalents	$1,205	$1,050
Financial assets	375	539
Accounts receivable, net	1,890	1,797
Inventory and other assets	658	647
Assets held for sale	76	264
Property, plant and equipment	2,095	2,096
Deferred income tax assets	121	111
Intangible assets	361	371
Equity accounted investments	147	166
Goodwill	1,191	1,152
Total assets	$8,119	$8,193

Liabilities and equity
Liabilities
Accounts payable and other	$2,566	$2,457
Liabilities associated with assets held for sale	21	66
Borrowings	1,417	1,551
Deferred income tax liabilities	94	81
Total liabilities	4,098	4,155

Equity[1]
Limited partners	1,240	1,206
General partner	-	-
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,331	1,295
Interest of others in operating subsidiaries	1,450	1,537
Total equity	4,021	4,038
Total liabilities and equity	$8,119	$8,193

Note:
1
 Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Three months ended March 31
US$ millions, unaudited	2017	2016

Revenues	$1,934	$1,677
Direct operating costs	(1,874)	(1,569)
General and administrative expenses	(62)	(62)
Depreciation and amortization expense	(65)	(72)
Interest expense	(19)	(24)
Equity accounted income, net	10	27
Impairment expense	(7)	-
Gain on acquisitions/dispositions, net	272	-
Other (expenses) income, net	14	(10)
Income (loss) before income tax	203	(33)
Income tax (expense) recovery
Current	4	(3)
Deferred	(4)	7
Net (loss) income	$203	$(29)
Attributable to1:
Limited partners	32	-
General partner	-	-
Brookfield Asset Management Inc.	-	(5)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	34	-
Interest of others	$137	$(24)

Note:
1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended March 31, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,016	$616	$69	$231	$2	$1,934
Direct operating costs	(1,020)	(583)	(51)	(219)	(1)	(1,874)
General and administrative expenses	(11)	(23)	(4)	(15)	(9)	(62)
Interest expense	-	(4)	(6)	(9)	-	(19)
Equity accounted Company FFO	-	4	13	-	-	17
Current income taxes	10	-	(1)	(8)	3	4
Realized disposition gains, net	2	5	36	229	-	272
Company FFO attributable to others	-	(11)	(36)	(130)	-	(177)
Company FFO[1,2]	(3)	4	20	79	(5)	95
Depreciation and amortization						(65)
Impairment expense						(7)
Deferred income taxes						(4)
Other expense, net						14
Non-cash items attributable to equity accounted investments						(7)
Non-cash items attributable to others						40
Net loss attributable to unitholders[2]						$66

Notes:
1
The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partner's Supplemental Information and differs from net income as presented in Brookfield Business Partners' Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners' results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended March 31, 2016 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$888	$451	$66	$272	$-	$1,677
Direct operating costs	(856)	(418)	(43)	(252)	-	(1,569)
General and administrative expenses	(10)	(24)	(4)	(24)	-	(62)
Interest expense	-	(4)	(8)	(12)	-	(24)
Equity accounted Company FFO	-	3	53	-	-	56
Current income taxes	-	(2)	(1)	-	-	(3)
Realized disposition gain, net	-	-	-	-	-	-
Company FFO attributable to others	-	(4)	(45)	11	-	(38)
Company FFO[1,2]	22	2	18	(5)	-	37
Depreciation and amortization						(72)
Impairment expense						-
Deferred income taxes						7
Other income, net						(10)
Non-cash items attributable to equity accounted investments						(29)
Non-cash items attributable to others						62
Net income attributable to parent company						$(5)

Notes:
1
The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners' Supplemental Information and differs from net income as presented in Brookfield Business Partners' Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners' results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2	Attributable to parent company.